AMENDMENT TO FORBEARANCE AGREEMENT


          This Amendment to Forbearance Agreement (the "Amendment") is made this 23rd day of March, 2001, by and among NORTHLAND CRANBERRIES, INC., a Wisconsin corporation, (the "Company"), NCI FOODS, LLC, a Wisconsin limited liability company (the "Guarantor"), various financial institutions which are signatories hereto (together with their respective successors and assigns, collectively, the "Banks") and FIRSTAR BANK, N. A., a national banking association formerly known as Firstar Bank Milwaukee, N. A., for itself and as Agent (the "Agent"). Capitalized terms used herein and not otherwise defined herein have the meanings assigned to such terms in that certain Forbearance Agreement by and among the Company, the Guarantor, the Banks and the Agent, dated as of December 13, 2000 (the "Forbearance Agreement").

          WHEREAS, the Forbearance Agreement provided that the Forbearance Period would be in effect through and including February 12, 2001;

          WHEREAS, the Company and the Guarantor have requested, and the Required Banks have agreed, to extend the term of the Forbearance Period, provided the terms and conditions of this Amendment are satisfied, and certain terms and conditions of the Forbearance Agreement are amended, as hereinafter set forth.

          NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

          1. Extension of Forbearance Period. The term "Forbearance Period" as used in the Forbearance Agreement shall be amended to refer to the period through and including April 30, 2001.

          2. Conditions Precedent. This Amendment shall become effective upon execution hereof by the Agent, the Required Banks, the Company, and the Guarantor and the Agent's receipt of the following:

              (a) An opinion of Foley & Lardner as to the matters identified on Exhibit A attached hereto; and

              (b) A certificate of an officer of the Company in the form of Exhibit B certifying, except as provided in such certificate, that the necessary applications have been made in all locations for noting the Agent's lien on all titled vehicles owned by the Company, that none of the Company, the Guarantor nor any Subsidiary of the Company owns any assets that following the deliveries pursuant to Paragraph 3(a)


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     hereof are not subject to properly perfected liens, and that the Company does not have any Subsidiaries other than those set forth on such Certificate.

          3. Consideration for Extension of Forbearance. In consideration of the Required Banks' and the Agent's agreement to forbear from taking certain actions during the Forbearance Period, as extended pursuant to this Amendment, the Company agrees that:

              (a) Upon execution of this Amendment by the Required Banks, the Company shall have (i) delivered to the Agent a set of sufficiently detailed assumptions underlying the projections heretofore provided to the Banks; (ii) executed, or caused its Subsidiaries to execute, and delivered to the Agent Security Agreements (the "Additional Security Agreements") and UCC financing statements in the forms delivered to the Company by the Agent with respect to the assets of the Company's Subsidiaries and any assets of the Company not previously encumbered; and (iii) executed and delivered to the Agent mortgages with respect to the Company's bogs known as Biron, Associates East, White Creek, Three Lakes, Fifield and Gordon (the "Additional Bog Mortgages"), in the forms delivered to the Company by the Agent. Hereafter, the term "Mortgages" as used in the Forbearance Agreement shall also include the Additional Bog Mortgages; and

              (b) Upon receipt, but not later than March 12, 2001, the Company shall provide the Agent with an executed copy of an agreement between Equitable and the Company, in form and substance satisfactory to the Banks and the Agent in their sole discretion, pursuant to which Equitable will agree (i) to extend the term of its forbearance, as set forth in the Forbearance Agreement between Equitable and the Company, as executed on or about February 2, 2001, through and including April 30, 2001, and (ii) notwithstanding the continuing accrual of interest at a higher rate, to accept payments of interest at a rate not greater than five percent (5%) through and including April 30, 2001; and

              (c) The Company shall pay outstanding property taxes (together with all applicable interest and penalties) on the real estate identified on Exhibit C attached hereto in accordance with the schedule for payments set forth on Exhibit C. Within three (3) business days after the payments are due pursuant to Exhibit C, the Company shall provide the Agent with proof of payment to the applicable taxing authorities; and

              (d) The Company acknowledges that interest continues to accrue at the default rate provided in Section 2.2 of the Credit Agreement. Commencing March 9, 2001, and each Friday thereafter, the Company shall pay to the Agent for the pro rata account of the Banks a portion of such interest at the rate of five percent (5%) per


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     annum on the principal amount outstanding under the Credit Agreement, computed in accordance with Section 2.4 of the Credit Agreement; and the payment due on March 9, 2001, shall be for such interest accruing for the period from February 16, 2001, through March 8, 2001, and thereafter each payment shall be for the seven (7) day period ending on the Thursday prior to payment.

              (e) On or prior to April 10, 2001, the Company shall pay to the Agent for the pro rata account of the Banks, principal of not less than Nine Million Dollars ($9,000,000), which payment shall be applied as a permanent reduction of the principal amount of the Obligations; and

              (f) No later than seven (7) days following the date this Amendment becomes effective, the Company (i) shall have opened a lockbox account with the Agent in accordance with the Agent's standard lockbox applications, procedures and agreements, which lockbox shall be under the sole custody and control of the Agent, acting for itself and as Agent for the Banks (the "Lockbox") and, (ii) shall instruct all of its account debtors to make payments directly to the Lockbox. Funds received in the Lockbox will be deposited in the Collateral Account on the next business day after receipt. If, notwithstanding such instructions, the Company receives any payments on its accounts, such payments, together with any other payments received by the Company or the Guarantor, including any Proceeds, upon receipt, shall be immediately endorsed for deposit in the Collateral Account and deposited in such account in the same form as received by the Company. Until so deposited, the Company or the Guarantor, as applicable, shall hold all such payments and Proceeds in trust for and as the property of the Agent and shall not commingle such payments and Proceeds with any of its other funds or property. The Company acknowledges that it does not have any right, title or interest in and to the Lockbox or the Collateral Account or any amounts at any time in such accounts. Amounts deposited in the Lockbox and in the Collateral Account shall not bear interest and shall not be subject to withdrawal by the Company, except after full payment and discharge of all of the Obligations and termination of all related credit facilities. The Company shall have no right to make or countermand withdrawals from the Lockbox or the Collateral Account. The Company hereby pledges to and grants the Agent a security interest in all funds received in or on deposit in each of the Lockbox and the Collateral Account from time to time and all proceeds thereof to secure payment of all of the Obligations whether now existing or hereafter arising; and

              (g) No later than three (3) days following the date this Amendment becomes effective, the Company shall engage investment bankers, reasonably acceptable to the Agent and the Required Banks, to assist it in evaluating and assessing strategic alternatives, including a possible sale, merger or other business combination of the Company, or one or more of its business units, and the Company's


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     brand on its own. On that date, it shall provide the Agent with an engagement letter from the investment bankers in form and substance satisfactory to the Agent and the Required Banks. The engagement letter shall include, at a minimum, a description of the nature and extent of the engagement, a list of the tasks to be performed, separate projected time lines for accomplishing each of those tasks, and a list of the parties they intend to contact as potential purchasers. Such investment bankers shall have prepared and provided to the Company prior to April 2, 2001 (and the Company shall on that date transmit it to the Agent), marketing materials to be used by them in the Company's pursuit of such alternatives. Upon the request of the Agent, and upon reasonable notice, such investment bankers shall meet with the Banks at such times and places as the Agent shall select to discuss the status of their efforts; and

              (h) The Banks shall retain (at the Company's expense) an independent financial advisor to assess the Company's operations, projections and strategic alternatives (the "Advisor"). The Company shall cooperate fully with the Advisor, and will provide the Advisor with full access to the Company's facilities, its books and records and its financial projections including the underlying assumptions during normal business hours. The Company shall make its employees, officers, directors, investment bankers, and third party advisors reasonably available to the Advisor, and shall instruct them to provide whatever information is reasonably requested by the Advisor other than matters of a privileged nature. Within three (3) business days of receipt of the Advisor's invoices for services, the Company shall pay to the Agent the reasonable fees and out-of-pocket expenses of the Advisor; provided, however, that the Company shall not be required to disburse more than Forty Five Thousand Dollars ($45,000) during March, 2001 with respect to such obligations. To the extent such obligations are not paid in full by April 10, 2001, the Company hereby expressly authorizes the Agent to debit the Collateral Account for payment thereof; and

              (i) Within three (3) business days of receipt of an invoice, the Company shall pay to the Agent (i) all of the reasonable legal fees and out-of-pocket expenses incurred through February 28, 2001, by the Banks and the Agent in connection with this Agreement and the Obligations, and (ii) all of the reasonable legal fees and out-of-pocket expenses incurred after February 28, 2001, which will be invoiced on a monthly basis hereafter; and

              (j) During the Forbearance Period:

                  (i) The Company shall not permit, for each fiscal month of the Company ending on the dates set forth below, its Revenue (as hereinafter defined) to be less than the amount set forth opposite each such fiscal month below:

                    Month Ending                      Minimum Revenue
                    ------------                      ---------------
                  February 28, 2001                      $9,000,000
                  March 31, 2001                        $12,538,304

          "Revenue" shall mean for any applicable period all revenue of the Company and its Subsidiaries determined on a consolidated basis for products sold which would be classified as revenue in accordance with generally accepted accounting principles; plus trade credits characterized as "EDLP" and "Off Invoice" to the extent the same have been deducted in determining such revenue.

                  (ii) The Company shall not permit, for each fiscal month of the Company ending on the dates set forth below, its Net Income to be less than (or in the case of a loss, such Net Loss to be more than) the amount set forth opposite each such fiscal month below (with any number in ( ) being a loss):

                    Month Ending                      Minimum Net Income
                    ------------                      ------------------
                  February 28, 2001                      ($2,500,000)
                  March 31, 2001                           $143,205

                  (iii) The Company shall not permit, as of each date set forth below, its Accounts Receivable to be less than the amount set forth opposite such date below:

                        Date                      Minimum Accounts Receivable
                        ----                      ---------------------------
                  February 28, 2001                      $10,000,000
                  March 31, 2001                         $13,490,041

          "Accounts Receivable" shall mean as of any date of determination the dollar amount (as determined on a consolidated basis in accordance with generally accepted accounting principles) of all accounts receivable of the Company and its Subsidiaries, net of reserves both as determined or established in accordance with generally accepted accounting principles.

                  (iv) The Company shall not permit, as of each date set forth below, its Inventory to be less than the amount set forth opposite such date below:

                         Date                        Minimum Inventory
                         ----                        -----------------
                  February 28, 2001                     $40,115,036
                  March 31, 2001                        $40,536,472

          "Inventory" shall mean as of any date of determination the dollar amount (as determined on a consolidated basis in accordance with generally accepted accounting principles) of all inventory of the Company and its Subsidiaries.

                  (v) Senior management of the Company shall make themselves available, and shall arrange for the Company's investment bankers to be available, to meet with the Banks in person or by telephone, as determined by the Agent, on a biweekly basis at such time and place as the Agent shall select (following reasonable notification to the Company) to discuss such matters as the Banks choose regarding the Company's performance and the status of its pursuit of its strategic alternatives.

                  (vi) The Company shall comply with all of the terms of the Obligations; provided, however, that the failure to make regularly scheduled payments of principal and interest otherwise due prior to the conclusion of the Forbearance Period except as provided in Sections 3 (d) and (e) above shall not constitute an Event of Default hereunder.

          4. Representations and Warranties of the Company and the Guarantor. In order to induce the Banks to enter into this Amendment, and in recognition of the fact that the Banks and the Agent are acting in reliance thereupon, the Company (as to the Company and its Subsidiaries (other than the Guarantor)) and the Guarantor (as to the Guarantor) hereby covenant, represent and warrant to the Banks and to the Agent that:

              (a) The Company and each of the Subsidiaries (other than the Guarantor) is duly incorporated and the Guarantor is duly organized, each is validly existing and in good standing under the laws of the State of Wisconsin and each has the power and authority and the legal right to own and operate its property, to lease the property it operates, and to conduct the business in which it is currently engaged.

              (b) Each of the Company and its Subsidiaries (other than the Guarantor) and the Guarantor has the power and authority to enter into, deliver, issue and perform all of its obligations under this Amendment, the Additional Bog Mortgages and the Additional Security Agreements, as applicable. This Amendment, when duly executed and delivered on behalf of the Company and the Guarantor, each of the Additional Bog Mortgages, when duly executed and delivered on behalf of the Company and each of the Additional Security Agreements, when duly executed and delivered on behalf of the Subsidiaries which are a party thereto, will constitute the legal, valid and binding obligations of the Company, the Guarantor or the Subsidiary party thereto, as applicable, enforceable against such party in accordance with their respective terms.

              (c) No consent or authorization of, filing with, or act by or in respect of any governmental authority is required in connection with the execution, delivery, performance, validity or enforceability of this Amendment, the Additional Bog Mortgages or the Additional Security Agreements other than the recording of the Additional Bog Mortgages and the filing of UCC financing statements with respect to the collateral covered by the Additional Security Agreements. The execution, delivery and performance of this Amendment, the Additional Bog Mortgages and the Additional Security Agreements (i) have been duly authorized by all necessary action, where applicable, (ii) will not violate any requirement of law or any contractual obligation of the Company, the Guarantor or any Subsidiary, and (iii) will not result in, or require, the creation or imposition of any lien on any of their respective properties or revenues pursuant to any requirement of law or contractual obligation.

              (d) No information, financial statement, exhibit or report furnished by the Company or the Guarantor to the Banks and the Agent in connection with the negotiation of, or pursuant to, this Agreement, the Additional Bog Mortgages or the Additional Security Agreements contains any material misstatement of fact, omits to state a material fact, or omits any fact necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

              (e) None of the Company, the Guarantor or any Subsidiary owns or has any interest in any assets which are not subject to a lien or security interest.

              (f) The representations and warranties of the Company and the Guarantor contained in the Forbearance Agreement, as well as the statements set forth in Sections 1, 2 and 3 of the Forbearance Agreement, are true and correct in all respects as of the date of this Amendment, except that the principal amount currently outstanding under the Obligations is One Hundred Fifty Four Million Nine Hundred Fifty Two Thousand Nine Hundred Thirty Two and 14/100 Dollars ($154,952,932.14).

              (g) The Company acknowledges and agrees that upon execution and delivery of the Additional Security Agreements and the Additional Bog Mortgages (collectively, the "New Collateral Documents") and upon the filing of the UCC financing statements provided by the Agent and the recording of the Additional Bog Mortgages, the Banks and the Agent will have a legal, valid, binding, perfected and enforceable security interest and lien, valid against all creditors of and against all purchasers from the Company or the Subsidiaries (except to the extent otherwise provided in the Wisconsin Uniform Commercial Code with respect to buyers in the ordinary course of business), in the collateral described therein securing payment of the Indebtedness, and such collateral is free and clear of all liens whatsoever, other than the lien of the Banks, the Agent and Permitted Liens. No indenture, mortgage, security agreement, financing statement, equivalent security or lien instrument or continuation statement covering all or any part of such collateral is recorded or on file with any public office except those in favor of the Banks, the Agent or a holder of a Permitted Lien.

          5.  Miscellaneous.

              (a) Each reference in the Forbearance Agreement to "this Agreement" shall be deemed a reference to the Forbearance Agreement as amended by this Amendment.

              (b) This Amendment shall be governed by and construed in accordance with the laws of the State of Wisconsin.

              (c) Except as expressly modified or amended herein, all of the terms and conditions of the Forbearance Agreement and each of the Obligations and the Guaranty shall continue in effect and shall continue to bind the parties hereto. This Amendment is limited to the terms and conditions hereof and shall not constitute a modification, acceptance or waiver of any other provision of the Forbearance Agreement, the Obligations or the Guaranty.

          IN WITNESS WHEREOF, the parties have executed this Amendment to Forbearance Agreement as of the date first written above.

                                        NORTHLAND CRANBERRIES, INC.


800 First Avenue South                  By:  /s/
Wisconsin Rapids, WI 54495-8020              -----------------------------------
                                        Its:
                                             -----------------------------------


                                        NCI FOODS, LLC


800 First Avenue South                  By:  /s/
Wisconsin Rapids, WI 54495-8020              -----------------------------------
                                        Its:
                                             -----------------------------------


                                        FIRSTAR BANK, N. A., as Agent and a Bank


777 East Wisconsin Avenue               By:  /s/
Milwaukee, WI  53202                         -----------------------------------
                                        Its:
                                             -----------------------------------


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                                        WELLS FARGO BANK MINNESOTA, N. A.


730 Second Avenue South, Suite 500      By:
MAC N9314-050                                -----------------------------------
Minneapolis, MN  55479                  Its:
                                             -----------------------------------


                                        U. S. BANK NATIONAL ASSOCIATION


MPFP2516                                By:  /s/
601 Second Avenue South                      -----------------------------------
Minneapolis, MN 55402-4302              Its:
                                             -----------------------------------


                                        BANK OF AMERICA, NATIONAL ASSOCIATION


231 South LaSalle Street                By:  /s/
Chicago, IL  60697                           -----------------------------------
                                        Its:
                                             -----------------------------------


                                        ST. FRANCIS BANK, F.S.B.


13400 Bishops Lane, Suite 190           By:  /s/
Brookfield, WI  53005-6203                   -----------------------------------
                                        Its:
                                             -----------------------------------


                                        M&I MARSHALL & ILSLEY BANK


770 North Water Street                  By:
Milwaukee, WI  53202                         -----------------------------------
                                        Its:
                                             -----------------------------------


                                        FLEET NATIONAL BANK


c/o Woodside Capital                    By:  /s/
70 Russett Hill Road                         -----------------------------------
Sherborn, MA  01770                     Its:
                                             -----------------------------------


                                        BANK ONE, NA


111 East Wisconsin Avenue               By:
Milwaukee, WI  53202                         -----------------------------------
                                        Its:
                                             -----------------------------------


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                                        LaSALLE BANK NATIONAL ASSOCIATION


411 East Wisconsin Avenue               By:  /s/
Milwaukee, WI  53202                         -----------------------------------
                                        Its:
                                             -----------------------------------